

ANNUAL REPORT

20 23

FOUNDATIONS
for the Future

About
East West Bank

With total assets of more than $69.6 billion, East West Bancorp, Inc. is the publicly traded parent company of East West Bank. The Bank was founded in 1973 in Los Angeles, California as a savings and loan focused on serving the Chinese American community. Today, the Bank operates as a full-service commercial bank with over 120 locations in key cities in the U.S. and Asia.

With more than 3,000 dedicated associates worldwide, East West Bank builds bridges of opportunity to empower people and communities. In 2023, East West's performance earned it the #1 performing bank rankings from S&P Global Market Intelligence, *Forbes*, and *Bank Director*. Additionally, East West Bank was ranked #3 in *American Banker's* annual survey of the most reputable large U.S. banks.

As the leading financial and cultural bridge between the U.S. and Asia, East West Bank aims to provide a prosperous financial future for all our customers. Underscoring the Bank's role in facilitating Asia-Pacific economic development, East West Bank Chairman and CEO Dominic Ng chaired the Asia-Pacific Economic Cooperation (APEC) Business Advisory Council (ABAC) in 2023 during the United States' APEC host year. Mr. Ng led ABAC in providing concrete recommendations to APEC leaders on issues impacting the economic growth of the region, which represents 62 percent of global gross domestic product.

East West Bank is the largest independent bank headquartered in Southern California. We continue to grow and expand our services and relationships to support dynamic customers around the world. East West is proud to work every day to support the needs of the people and communities we serve and establish strong foundations to help our customers reach further.

A Message from our Chairman & CEO



> **East West is starting 2024 from a position of strength and unwavering commitment to continue building bridges that enrich the lives of those who place their trust in us.**

Dear Fellow Shareholders,

Despite geopolitical tensions, economic uncertainty, and turmoil within the regional banking industry in 2023, East West Bank delivered an outstanding financial performance with new record levels for revenue, net interest income, net income, loans, deposits, and assets. I am proud of what we have achieved in the face of such unprecedented challenges.

In 2023, the Bank earned the #1 performing bank rankings from S&P Global Market Intelligence and Bank Director. While many regional banks saw their reputations decline, East West Bank dramatically strengthened its reputation. Our **reputational surge** speaks volumes about East West's collective character and corporate values. As other financial institutions suffered significant setbacks during this disruption, our bank emerged as a **beacon of trust and reliability**.

We have set a strong foundation for future growth because of the deep trust forged by our **dedicated associates**, our **loyal customers**, and our **resilient business model**.

Foundations for Growth

Since our founding in 1973, East West has consistently enriched the lives of the people we touch by combining shared purpose, people empowerment, and bridge-building expertise. As a financial bridge between East and West, we are guided by the wisdom that—just like the world's most robust bridges—our success starts with a solid base. Strong foundations are vital to securing continued growth, serving customers, and overcoming instability.

This report highlights narrative profiles that capture East West's long history of building bridges of opportunity for our customers and communities. Our 3,200+ associates are the hard-working bridgebuilders whose people-focused values power our success.



$2.6 BILLION
Record Revenue

$52.2 BILLION
Record Total Loans

$69.6 BILLION
Record Total Assets

$56.1 BILLION
Record Total Deposits

East West Bank in 2023

A Bridge Built on Trust

The seven customers profiled here have one thing in common: Their deep trust in East West's relationship banking.

Our customers speak about the additive values of East West's banking services while our partners celebrate the Bank's community impact. Together, our business and community investments have helped foster a more prosperous, sustainable, and inclusive environment—in the United States and abroad.

Affordable housing developer **Standard Communities** praises East West's responsiveness, creativity, and execution speed. **Equilibrium**, a global leader in sustainability-driven asset management, extols East West's customized banking solutions that helped them increase their agility. Personalized service is also a key marker of success in East West's partnership with **The Langham Huntington, Pasadena**. **A-SHA Foods USA** has tapped our cross-border financial know-how to bridge its journey from one local market into the international marketplace. **Atosa** leaned on East West's deep cultural knowledge to navigate operational challenges in the U.S. market. **Channel Factory** credits our unique understanding of the entrepreneurial spirit for its rise to a global leadership position in digital media advertising. East West has employed our risk management expertise to provide strategic advice that advanced the business model of **Call the Car**, a pioneer in non-emergency medical transportation.

Like our customers, golf sensation **Rose Zhang**, our Brand and Cultural Ambassador, embraced East West's community-focused leadership. As we do well, East West never stops searching for opportunities to do good—from housing families and funding women-owned businesses to educating youth and promoting arts and culture. Our support for **San Gabriel Valley Habitat for Humanity**, **Financial Beginnings**, **Grameen America**, **Asian Art Museum**, and **Perelman Performing Arts Center** further underscores East West's commitment to building bridges in our communities.

Always Reaching Further

At East West, our customer relationships are the underpinnings for the future. Our track record speaks for itself. From the 1990-1991 savings & loan crisis to the COVID-19 pandemic and the 2023 regional banking crisis, East West has weathered every storm and helped our customers reach the shores of financial security. We are the top-performing bank in the U.S. because we are guided by our people-focused mission to deliver strong financial results— year after year—for shareholders and other stakeholders. Our mission guides us to stay focused on our constituents, manage credit risk, protect deposits, and execute our business model.

East West is starting 2024 from a position of strength and unwavering commitment to continue building bridges that enrich the lives of those who place their trust in us. This foundation has equipped us to drive future growth and make a difference worldwide. Thank you for being our partners in this continued journey to reach further alongside our people and communities.



Dominic Ng

2023 Highlights

This year's annual report showcases how the Bank continues to help our valued customers and community partners reach further by laying strong foundations for the future. From our diverse clients' pioneering technologies redefining our future to the discipline demonstrated by our Brand and Cultural Ambassador, Rose Zhang, we are the financial institution of choice for some of the world's most successful entities. Within the following pages you'll find examples of our work to support our renowned customers and partners at the forefront of their industries.

1 AFFORDABLE HOUSING

Affordable housing developer Standard Communities identifies creative solutions to help solve the housing crisis and contribute broad societal benefits.

2 CONSUMER GOODS

A-SHA Foods USA offers consumers healthier, more sustainable non-perishables using a 100-year-old recipe that doesn't just fuel us, but also our futures.

3 DIGITAL ADVERTISING

Channel Factory builds more inclusive digital spaces as part of its journey to global leadership in conscious digital media advertising.

4 HEALTHCARE SOLUTIONS

Call the Car provides critical transportation services, ensuring medical care is accessible for those in need.

5 HOSPITALITY

The Langham Huntington, Pasadena revitalizes historic elements and adds exciting amenities.

6 MANUFACTURING

Pioneering manufacturer Atosa spearheads robotic solutions to revolutionize food service as we know it.

7 SUSTAINABILITY

Promoting healthy, environmentally conscious solutions across the globe, Equilibrium pioneers sustainable investments.

1

2

CHANNELFACTORY

3

CALLTHECAR

4

5

Atosa

6

7

Building Pathways to Prosperity

Imagine a community that is more than just a home, where the services and amenities are built to maximize your well-being and produce pathways for upward economic mobility. Standard Communities (Standard) provides this and more for its residents, seeking to identify creative solutions to help solve the housing crisis and contribute broad societal benefits.

Through partnerships with public agencies and community stakeholders, Standard and its principals have spearheaded innovative solutions to preserve and create affordable, high-quality housing. For almost seven years, their partnership with East West Bank has helped lay the foundation for stronger, more inclusive communities nationwide, allowing Standard to react to the market with speed and agility.

"East West Bank's team shows responsiveness, creativity, and remarkable speed of execution, mirroring the values upheld by Standard," said Scott Alter, Standard Communities Co-Founder and Principal. "Our shared commitment to excellence and community underscores an alignment that drives impactful solutions for our residents," said Jeffrey Jaeger, Standard Communities Co-Founder and Principal.

With a portfolio of almost 20,000 apartment units and three distinct and diversified business lines—Acquisitions and Redevelopment, Essential Housing and New Construction—Standard provides high-quality, dignified housing that is not only affordable, but also offers tools for personal growth. Properties feature free, onsite community services to foster self-worth and a sense of pride, including financial literacy training, job placement services, food distribution, and more. With the support of its partners, Standard transformed a high-end rental building into an unhoused shelter in Midtown Manhattan, converted Class A apartments in California to middle-income housing, and revitalized and preserved Section 8 housing in Los Angeles County.

The first national affordable housing developer to receive B Corp certification, Standard has a team made up of passionate and dedicated professionals who believe in their mission of enhancing residents' quality of life. The team upholds a purpose-driven movement, supporting sustainability, transparency, and a commitment to responsible business practices.

Looking forward, Standard is thrilled to carry on its shared journey with East West Bank, which includes the development of a new affordable senior community in San Ramon, California. This is the next step toward its goal to have more than 50,000 units under ownership by 2030. Standard continues to pursue a deeply meaningful mission to support foundational building blocks to brighter futures for thousands of residents.

> **East West Bank's team shows responsiveness, creativity, and remarkable speed of execution, mirroring the values upheld by Standard.**
>
> Scott Alter
> Co-Founder and Principal, Standard Communities






阿舍食堂®

A-SHA



A-SHA FOODS USA

Honoring Legacy While Looking Ahead

Known for an authentic 100-year-old recipe and mouthwatering noodles from Tainan, Taiwan, manufacturer A-SHA Foods USA (A-SHA) has struck the perfect balance between health and sustainability, while honoring a longstanding legacy.

The manufacturer provides healthier, more sustainable non-perishables, striving to create food that doesn't just fuel people, but also the future. To honor the legacy of the A-SHA brand, the company uses the same century-old recipe and 18-hour noodle drying technique while incorporating new innovations and flavors, creating a cult-favorite dish that went from being sold at one local market in Los Angeles to nearly every major retailer in the U.S.

"With our partnership with East West Bank, we feel there is nothing we cannot do," said Young Chang, A-SHA Foods USA President and CEO. "From a start-up company to where we are today, East West Bank has been able to meet our needs every step of the way, with the same high quality and personal touch."

Like East West Bank, A-SHA never lost sight of its roots as it journeyed to the international marketplace. Paralleling the immigrant story, A-SHA found its place in a new environment and culture and stood firm in its founding principles, emphasizing transparency, innovation, sustainability, and quality in every product.

Over the past four years, A-SHA has been featured as one of the fastest growing private companies by *Inc.* magazine and the *Los Angeles Business Journal*. Collaborations with well-known entities like Hello Kitty, Momofuku, and NBA player Duncan Robinson have propelled growth and allowed the company to give back through donations and outreach for Asian

American and Pacific Islander initiatives. Much of this growth, including the leasing of its head office, has been supported by East West Bank's trusted partnership and deep understanding of A-SHA's business and vision.

> **" With our partnership with East West Bank, we feel there is nothing we cannot do. "**
>
> **Young Chang**
> **President and CEO, A-SHA Foods USA**

"A-SHA Foods strives to be a beacon of hope for Asian culture and set an example for future businesses and entrepreneurs that if we can make it, they can too," said Chang. "East West Bank will continue to help write future chapters of our Noodle Story."

In an industry where speed and volume are often the focus, A-SHA set itself apart by prioritizing efficiency over speed, quality over shortcuts and responsibility of its products. Using research and technology, A-SHA has created new products such as the A-SHA Vegan Egg and intends to pursue future endeavors like an A-SHA-themed noodle bar.

In 2024, A-SHA Foods USA continues a strong partnership with East West Bank and plans to continue its path of rapid growth, building on its legacy and passion for innovation and sustainability.

CHANNEL FACTORY

How Aligning With Good Just Works Better

"Do good business while doing good" is the philosophical differentiation that sets Channel Factory apart from its competitors. Founded by first-generation immigrant Tony Chen, Channel Factory was originally created to make it easier for marketers to advertise effectively on YouTube, but along this journey the team recognized that ease was not the only barrier facing brands. Despite the industry's well-intentioned efforts, it became apparent that there were underlying systemic challenges hindering diverse creators and responsible journalism—that is, until Channel Factory stepped in to make the digital space more effective, inclusive, sustainable, and accountable.

Put simply, Channel Factory's mission is to constrain negativity and amplify positivity, categorizing content and activating video ads that are inclusive, safe, and contextually relevant. These actions have enabled the company to align with the values of East West Bank, promoting unique creators and allowing its communities to be seen, heard, and monetized, in turn leading to more customers and more sales for advertisers—a win, win.

Helping brands like Starbucks and Disney and agencies successfully advertise on social media, Channel Factory supplies advertisers with the tools to navigate complex digital ecosystems. Building on the initial Conscious Advertising Project, the team has added the pillars of sustainability and civic society to deliver intentional inclusion lists to advertisers and brands worldwide.

"Channel Factory has grown substantially since partnering with East West Bank in 2017. The Bank's support encouraged our growth and provided affordable funding," said Chen, Channel Factory



> **Channel Factory has grown substantially since partnering with East West Bank in 2017.**
>
> Tony Chen
> Founder, Channel Factory

Founder. "East West Bank is unique because they really understand the entrepreneurial spirit."

Most recently, Channel Factory has reimagined its portfolio of solutions to ensure seamless delivery of high-performing ad campaigns. This holistic approach ensures that advertisers can avoid negative content that is unsafe, unsuitable, or untrue, and can align with positive content that is contextually relevant, responsive, and inclusive, all operated on one platform.

Today, Channel Factory operates in 30 countries, is YouTube Measurement-Program certified, and is a Meta Business Partner. Further showcasing its positive reputation, Channel Factory is Federal Trade Commission Children's Online Privacy Protection Rule-compliant, National Minority Supplier Development Council-certified, and a Racial Justice Institute partner building safer networks online. The team continues to create change, spearheading the charge to challenge the status quo and out-of-touch thinking to bring inclusivity and positivity to digital spaces.

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CALL THE CAR

Opening Doors to Better Care

For Call the Car, access to medical care is a top priority and deeply personal. Envisioned by a doctor and a firefighter, Call the Car was founded on the belief that access to non-emergency medical transportation is an essential extension of an individual's health care. A certified woman- and minority-owned business, Call the Car contracts with major health care plans and insurance providers all over the nation to provide this critical service.

"We are dedicated to serving as a compassionate care partner for our customers," said Michelle Tyson, M.D., Call the Car Founder. "Our partnership with East West Bank, including its highly personalized service, has allowed our team to scale up and innovate to meet demands, while simultaneously maintaining our own personalized approach, which, like East West Bank, sets us apart."

The rapidly growing company's relationship with East West Bank recently enabled the team to move into a new headquarters building in Diamond Bar, California, where its vast, innovative command center allows the company to deliver round-the-clock dispatch support, provider relations, case monitoring, quality customer service, and beyond. With East West Bank, Call the Car was able to give its employees a place to come together to solve problems for its clients, allowing more people to thrive under a customer-first approach.

The Tyson family has been banking with East West Bank for more than 30 years. "Our unique, longstanding relationship has evolved over time, creating a continued sense of security," said Dr. Tyson. "Over the course of our journey, East West Bank has used expert knowledge of real risk versus perceived risk to strategically push our business forward."

Call the Car has expanded its reach for reliable non-medical transportation to more than five million residents throughout California at a pace of tens of thousands of rides a week. Through advancements in technology, an innovative approach with rideshare companies, and strong partnerships with subcontractors such as ambulance companies, Call the Car helped improve the quality of service and pioneer advancements in the areas of ride reliability, flexibility, and no-show reduction.

> "
> ## Over the course of our journey, East West Bank has used expert knowledge of real risk versus perceived risk to strategically push our business forward.
>
> Michelle Tyson, M.D.
> Founder, Call the Car

For customers and their families, Call the Car isn't just a ride but a lifeline to care that they desperately need. Thanks to East West Bank, Call the Car continues to support the most vulnerable people in our communities, providing a foundation for future well-being, with a vision to eventually not only bring patients to care, but also bring care directly to patients in their communities and homes.

THE LANGHAM HUNTINGTON, PASADENA

Pasadena Landmark Embodies History and Grace with Modern Luxury

Nestled at the base of the San Gabriel Mountains, The Langham Hotels and Resorts' Langham Huntington, Pasadena hotel is beyond a place to rest. Among *U.S. News & World Report's* top 50 hotels in California and a Forbes Four Star property, this more than 100-year-old landmark is an elegant full-service resort at the center of the Pasadena community. This exquisite property is steeped in a century of heritage and architectural significance, exudes modern luxury, and attracts industry-leading accolades for sustainability.

For nearly two decades, The Langham and East West Bank have fostered a trusted and valued relationship founded on a shared commitment to unmatched personalized service. The Bank's financial support has served as a catalyst for growth of this iconic establishment by helping with the completion of key improvements, including the addition of marble flooring throughout the main hallways in 2019 and the renovation of the historic picture bridge in 2020. Most recently, The Langham completed plans for a highly anticipated new resort pool and the renovation of the Chef's Garden and Wentworth Garden event space expected to be completed later this year.

"The longevity of our partnership with East West Bank can be attributed to its consistent reliability and unique personal approach," said Sapar Mustafin, The Langham Director of Finance. "We strive to connect with all of our guests on an emotional level, and working with a bank that understands this philosophy makes it all the more possible."

Like East West Bank, The Langham aims to honor heritage, while constantly evolving and innovating to provide guests with unforgettable experiences. Located on 23 acres with grand historic ballrooms and lush gardens, the property offers world-class dining, the award-winning Chuan Spa, and America's only covered picture bridge, dating back to 1932. The Langham also offers a myriad of fine experiences, including the signature Royce Steakhouse, the beloved tradition of Afternoon Tea, and historic spaces like the Horseshoe Garden and original gilded Viennese and Georgian ballrooms.

The heart of its community, The Langham is committed to providing guests with impeccable service and ample opportunities to create lifelong memories with loved ones. Through its partnership with East West Bank, the historic property has continued to preserve its rich history while securing its place as a cherished destination for future generations to enjoy.





> "The longevity of our partnership with East West Bank can be attributed to its consistent reliability and unique personal approach."
>
> Sapar Mustafin
> Director of Finance, The Langham

The PICTURE BRIDGE
Panels Painted by FRANK MOORE in 1932

Pioneering Innovative Solutions for Premier Service

When you dine at a restaurant, order room service at a hotel, or pick up fast food, you may not think of the technology that supports the day-to-day operations of the fast-paced foodservice industry. That's where Atosa steps in—creating solutions so your favorite brands can provide premier service.

With strategically placed warehouses across the country, Atosa puts its customers first, providing a meticulous in-house manufacturing process for high-quality commercial kitchen equipment. Its commitment to quality and ability to adapt in the ever-changing industry has propelled partnerships with some of the nation's leading brands, including Wendy's, DoorDash, and Crumbl Cookies. East West Bank has been there for Atosa since the manufacturer opened its doors in 2003.

"Setting up roots in a new country is inherently challenging," said Michael Shao, Atosa President. "In the midst of uncertainties, East West Bank provided a familiar and reliable presence. As a recognized name, they became a bridge between the East and West, helping us navigate the cultural nuances and complexities of operating in the U.S. market."

Atosa believes that innovation, especially in robotics, plays a pivotal role in shaping the future of kitchen operations. Atosa is a two-time consecutive awardee of the National Restaurant Show's annual Kitchen Innovations Award, awarded in 2023 for its cutting-edge Intelligent French Fry Robotic Solution and in 2024 for its Auto Seasoning and Auto Packaging Solution. This recognition reaffirms Atosa's dedication to continuous improvement, quality, and innovation.

The team's commitment to innovation extends beyond its products. The company makes a positive impact on the communities it serves through its Atosa Charitable Foundation and "Show Us How You Atosa" promotion, which showcases customers and donates Atosa units to local food banks.

As the restaurant industry evolves, Atosa looks forward to working with East West Bank to expand its global footprint and maintain its position at the forefront of technical advancements. New innovations are on the horizon as Atosa remains dedicated to pushing the boundaries of what is possible.

> "
> **As a recognized name, they (East West Bank) became a bridge between the East and West, helping us navigate the cultural nuances and complexities of operating in the U.S. market.**
> "
>
> Michael Shao
> President, Atosa

EQUILIBRIUM

Investing in a Sustainable Future Through Land, Sea, and Air

It's complex to invest in transformational projects that have a significant positive impact on our environment, food supply, and future. As a leading global sustainability-driven asset management firm, Equilibrium sets out to confront these important issues and transform the world through capital markets. Equilibrium's focus on sustainable foods, agriculture, and infrastructure helps industries transition from fossil fuels and has moved the needle through first-to-market innovations that change the way we eat, breathe, and enjoy our world.

"This is not easy work; often we are blazing new business models while competing in commodity sectors," said Dave Chen, Equilibrium's Founder and Chief Executive Officer. "Our partnership with East West Bank has allowed us to respond quickly to the needs of our portfolio and institutional investors."

As part of its portfolio, Equilibrium has invested, built, and operated some of the largest waste-to-bio-fuel facilities in the U.S., producing enough natural gas from renewables to power several thousand homes each year and sequestering 600,000 metric tons of carbon dioxide/methane each year. It has processed approximately 110 million gallons of industrial wastewater into clean water annually. The company is also building climate adaptation and resilience infrastructure for the food industry as a solution to the threat of climate change volatility.

Equilibrium's partnership with East West Bank has paved the way for groundbreaking investments that combine investment management with sector-specific operations expertise. The company's Controlled Environment Foods strategies allow the team to build and maintain a diverse portfolio of advanced indoor and greenhouse growing facilities, ensuring year-round fresh produce, improved food safety, and predictability.

> "East West Bank is instrumental in helping our projects become reality."
>
> Dave Chen
> Founder and Chief Executive Officer, Equilibrium

"East West Bank is instrumental in helping our projects become reality," said Chen. "In entering new sectors like Controlled Environment Food and Aquaculture, East West Bank and Equilibrium together will continue to make an intentional positive impact on our environment and community."

Operating for over 15 years, Equilibrium is a leader in sustainability and investment. It's been ranked a top agricultural fund and was among the first 100 Certified B Corps, signifying it as a leader in the global movement for an inclusive, equitable, and regenerative economy. Equilibrium also inspires the next generation of professionals in its field through its work with leading graduate schools and its sustainable finance and impact investing curriculum.

With offices in California, Oregon, and London, England, Equilibrium's efforts have been supported by East West Bank's flexible credit product offerings, personal service, and solutions-focused responsiveness, providing tailored banking to fit agile company needs.



East West Bank CHAMPION

Brand and Cultural Ambassador Rose Zhang is Breaking Records and Bridging Worlds

Greatness doesn't happen overnight or in a vacuum. It takes dedication, resiliency, and passion. For East West Bank Brand and Cultural Ambassador Rose Zhang, this passion ignited before she was 10 years old and has catapulted her to the top of the golf world. An undeniable force, 20-year-old Zhang attributes her success to hard work, determination, and help from family, friends, coaches, and organizations like East West Bank that have supported her dream.

"I am lucky to have a great team around me to help push me to be the best person and player I can be, on and off the golf course. East West Bank is a pillar of the community, and I am so honored that they have supported me along my journey as a golfer," said Zhang.

Zhang was drawn to the competitive quality of the sport at an early age, becoming a fixture at the driving range with her dad. A fundamental part of Zhang's philosophy is focusing on preparation within one's control, as opposed to the result. Her list of accomplishments is unmatched. Zhang was on the gold medal team at the 2019 Pan American Games, she won the 2020 U.S. Women's Amateur tour, and surpassed Tiger Woods for the most wins in Stanford University history. Ascending from the most-decorated amateur career in women's golf history, Zhang turned pro in spring 2023; two weeks later she became the first player to win in her professional debut on the LPGA Tour since 1951. Zhang also solidified her place in history by becoming the first woman to win the NCAA Division Championships twice, in 2022 and 2023.

Similar to East West Bank, Zhang embodies a bridge for the sport of golf, closing the gap between generations and cultures. It's this unique quality that will continue to help her reach further to fresh, young, diverse audiences. In the way Zhang looks up to her role models, including Michelle Wie West and Stephen Curry, many people now look to Zhang.

"Being able to represent the Asian American community and a renowned institution that has helped people build better lives for themselves is meaningful and inspiring to me," said Zhang.



While Zhang attributes her ascent to hard work, perseverance, and unwavering focus, she recognizes her values and community as grounding forces. The pride Zhang has in her heritage creates a powerful synergy for her partnership as the Bank's Brand and Cultural Ambassador. Born and raised in Southern California, Zhang is a first-generation Chinese American who found her way in a diverse community. Zhang embraced her Chinese American cultural identity and traditions to help shape who she is today, on and off the course. Zhang encourages other young athletes to be confident in their background and find places where they are comfortable to be themselves.

Much like her dedication to golf, Zhang didn't abandon her educational pursuits despite turning pro. She values her college experience and the opportunity to develop herself outside sports, interacting with top minds at Stanford University, where she's currently completing her undergraduate degree in communications. Moving forward, Zhang is excited to continue partnering with East West Bank to spark inspiration and confidence, help people build strong foundations, and create brighter futures with every swing.

" East West Bank is a pillar of the community, and I am so honored that they have supported me along my journey as a golfer. "

Rose Zhang

Committed to Our Communities

Focusing on Pressing Needs to Make the Biggest Impacts

East West Bank is dedicated to building the foundation for bright futures by focusing on the most pressing needs of our communities. In 2023, the Bank contributed to numerous non-profit organizations, and our dedicated associates volunteered their time to give back to those in need. These efforts helped house families, fund women-owned businesses, educate youth, and promote arts and culture.

Expanding Ways to Connect and Inspire

Fostering Arts and Culture from Coast to Coast

Art celebrates the unique while uniting us in our shared humanity. It is the ultimate expression of diversity and simultaneously connects us all. The Bank's deep commitment to supporting diversity and inclusion through the arts was echoed at recent openings of the Asian Art Museum of San Francisco's East West Bank Art Terrace and New York's Perelman Performing Arts Center (PAC NYC).

The Asian Art Museum opened its East West Bank Art Terrace with an October 2023 ribbon-cutting ceremony. The capstone of the museum's multiyear transformation, the East West Bank Art Terrace was brought to life with a $5 million gift from East West Bank. As the new 7,500-square-foot central gathering space of the museum, the Terrace boasts cityscape views accompanied by sculptures from emerging and world-renowned Asian and Asian American artists and supplies fresh air and fresh perspectives, breathing new life into the museum, Asian art, and the collective art world.

On the opposite coast, PAC NYC held its grand opening in New York City in September 2023, attracting a crowd of more than 600 dignitaries and prestigious guests. As an inaugural sponsor, East West Bank helped cap a 20-year vision to rebuild the World Trade Center and establish Lower Manhattan as a cultural destination. Perelman Performing Arts Center is the cultural cornerstone and final public element of the World Trade Center site, delivering a unique venue for theater, dance, music, chamber opera, film, and media. The Bank's support of this inspiring effort reiterates our commitment to providing foundations that bring hope and new beginnings.



Artist Ala Ebtekar with "Luminous Ground," a contemporary art installation at the Asian Art Museum's East West Bank Art Terrace in San Francisco. Photo: Ian Chin Photography



East West Bank supports the arts, including Perelman Performing Arts Center in Lower Manhattan, which glows at night.

Improving Quality of Life

Opening New Doors with San Gabriel Valley Habitat For Humanity

Homeownership improves quality of life and has a lasting impact on families in our communities. East West Bank was proud to partner with San Gabriel Valley Habitat for Humanity to help provide affordable housing and increase homeownership for families in Altadena, California. Through this work, East West Bank helped the Lopez family receive a down payment assistance grant for home ownership. East West Bank associates were proud to help build, finance, and turn a dream into reality for the Lopez family, from the hammer and nails of construction to the pen and paper of the loan signature.



The Lopez family stands in front of their new home, which was built and financed with support from East West Bank in collaboration with Habitat for Humanity.



An East West Bank associate teaches financial literacy to students as part of a partnership with organization Financial Beginnings.

Promoting Financial Literacy

Providing Education for the Future with Financial Beginnings

Establishing responsible financial habits and making informed money management decisions is important for ensuring bright futures. In partnership with Financial Beginnings, a national non-profit financial literacy education organization, the Bank works to teach the value of money at Roy Romer Middle School, A Place Called Home in Los Angeles, California, and Victoria Avenue Elementary in South Gate, California. Important life skills like establishing bank accounts, check writing, and understanding debit vs. credit help lay the groundwork for a financially capable future. East West Bank is committed to empowering youth and providing pathways to success by helping communities establish healthy financial habits to take control of their financial futures.

Supporting Small Businesses

Expanding Opportunities for Women Entrepreneurs with Grameen America

For more than five years, East West Bank has partnered with Grameen America to support microloan branches that cater to small, lower-income, minority, women-owned businesses. East West Bank and Grameen's partnership has served more than 112,000 women entrepreneurs with $2.49 billion in microloans. In 2023, East West Bank supported the launch of Grameen's second Houston location, providing $9.07 million in microloans to roughly 1,200 entrepreneurs. The Bank is proud of this collaboration, providing a nexus for passion and prosperity and facilitating upward mobility for women, their families, and their communities.



East West Bank and Grameen America helped Aurora grow her business in Houston, Texas.

Board of Directors



Manuel P. Alvarez
Founding Principal
BridgeCounsel Strategies, LLC



Serge Dumont
Co-founder & Vice Chairman
ImpactWayv, Inc.



Rudolph I. Estrada
Chief Executive Officer
Estradagy Business Advisors, LLC



Sabrina Kay
Chief Executive Officer
Fremont Private Investments



Jack C. Liu, Esq.
Senior Attorney
Alliance International Law Offices



Molly Campbell
Infrastructure Advisor
Department of Treasury, Office of Technical Assistance



Archana Deskus
Executive Vice President & Chief Technology Officer
PayPal



Mark Hutchins
Retired Partner
KPMG, LLP



Paul H. Irving
Senior Advisor
Milken Institute



Dominic Ng
Chairman & Chief Executive Officer
East West Bank



Lester M. Sussman
Retired Partner
Deloitte & Touche

2023
Financial Overview

CONSOLIDATED BALANCE SHEET

As of December 31
(*$ in millions, except shares*)

	2023	2022
ASSETS		
Cash and cash equivalents	$4,615	$3,482
Interest-bearing deposits with banks	11	139
Assets purchased under resale agreements ("resale agreements")	785	792
Securities:		
Available-for-sale ("AFS") debt securities, at fair value	6,188	6,035
Held-to-maturity debt securities, at amortized cost	2,956	3,002
Loans held-for-sale	—	25
Loans held-for-investment (net of allowance for loan losses of $669 and $596)	51,542	47,607
Investments in qualified affordable housing partnerships, tax credit and other investments, net	905	763
Premises and equipment, net	86	89
Goodwill	466	466
Operating lease right-of-use assets	94	104
Other assets	1,965	1,608
TOTAL ASSETS	**$69,613**	**$64,112**
LIABILITIES		
Deposits:		
Noninterest-bearing	$15,540	$21,051
Interest-bearing	40,553	34,917
Total deposits	56,093	55,968
Short-term borrowings	4,500	—
Assets sold under repurchase agreements ("repurchase agreements")	—	300
Long-term debt and finance lease liabilities	153	152
Operating lease liabilities	102	112
Accrued expenses and other liabilities	1,814	1,595
TOTAL LIABILITIES	**62,662**	**58,127**
TOTAL STOCKHOLDERS' EQUITY	**6,951**	**5,985**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$69,613**	**$64,112**

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31
(*$ in millions, except per share data*)

	2023	2022
INTEREST AND DIVIDEND INCOME		
Loans receivable, including fees	$3,173	$2,048
Debt securities	276	199
Resale agreements	20	30
Restricted equity securities	4	3
Interest-bearing cash and deposits with banks	221	41
Total interest and dividend income	3,694	2,321
INTEREST EXPENSE		
Deposits	1,206	252
Federal funds purchased and other short-term borrowings	157	2
Federal Home Loan Bank advances	6	2
Repurchase agreements	2	14
Long-term debt and finance lease liabilities	11	5
Total interest expense	1,382	275
Net interest income before provision for credit losses	2,312	2,046
Provision for credit losses	125	74
Net interest income after provision for credit losses	**2,187**	**1,972**
NONINTEREST INCOME		
Lending fees	84	79
Deposit account fees	90	89
Customer derivative income	20	29
Foreign exchange income	52	48
Wealth management fees	27	28
Net gains on sales of loans	4	6
Net (losses) gains on AFS debt securities	(7)	1
Other investment income	9	7
Other income	16	12
Total noninterest income	295	299
NONINTEREST EXPENSE		
Compensation and employee benefits	509	478
Occupancy and equipment expense	63	62
Deposit insurance premiums and regulatory assessments	103	19
Deposit account expense	43	26
Computer software expense and data processing	44	43
Other operating expense	140	118
Amortization of tax credit and other investments	120	113
Total noninterest expense	1,022	859
Income before income taxes	**1,460**	**1,412**
Income tax expense	299	284
NET INCOME	**$1,161**	**$1,128**
EARNINGS PER SHARE		
Basic	$8.23	$7.98
Diluted	$8.18	$7.92

SUMMARY OF SELECTED FINANCIAL INFORMATION

($ in millions, except per share data)	2019	2020	2021	2022	2023
Summary of operations					
Net interest income	$1,468	$1,377	$1,532	$2,046	$2,312
Net income	$674	$568	$873	$1,128	$1,161
Diluted earnings per share	$4.61	$3.97	$6.10	$7.92	$8.18
Dividends per share	$1.06	$1.10	$1.32	$1.60	$1.92
Summary balance sheet					
Total assets	$44,196	$52,157	$60,871	$64,112	$69,613
Total loans	$34,779	$38,393	$41,695	$48,228	$52,211
Total deposits	$37,324	$44,863	$53,350	$55,968	$56,093
Stockholders' equity	$5,018	$5,269	$5,838	$5,985	$6,951
Financial ratios					
Net interest margin	3.64%	2.98%	2.72%	3.45%	3.61%
Return on average assets	1.59%	1.16%	1.47%	1.80%	1.71%
Return on average common equity	14.2%	11.2%	15.7%	19.5%	17.9%

BALANCE SHEET HIGHLIGHTS



*CAGR = 4-year compound annual growth rate, December 31, 2019 to December 31, 2023.

EWBC 5-YEAR STOCK PERFORMANCE



EWBC 5-Year Stock Performance

■ High ■ Year-end ■ Low

	2019	2020	2021	2022	2023
High	$56.09	$51.88	$87.77	$93.51	$80.98
Year-end	$48.70	$50.66	$79.02	$65.90	$71.95
Low	$37.69	$22.55	$50.49	$61.65	$33.86

CAPITAL STRENGTH



■ Basel III Minimum Regulatory Requirements
■ EWBC 12.31.23

	CET1 capital ratio	Tier 1 risk-based capital ratio	Total risk-based capital ratio	Tier 1 leverage capital ratio
Basel III Minimum Regulatory Requirements	7.0%	8.5%	10.5%	4.0%
EWBC 12.31.23	13.3%	13.3%	14.8%	10.2%

Investor Information

Transfer Agent and Registrar

Stockholders with inquiries about accounts, lost stock certificates, or changes of address may contact the Computershare customer service department:

Computershare
150 Royall St., Suite 101
Canton, MA 02021

Toll-free within the U.S: 877.254.8651
International callers: 201.680.6578
(available 24 hours a day)

Financial Information and Mailings

The company's annual reports on Form 10-K, quarterly financial results, and other financial information may be obtained by writing or calling:

East West Bancorp, Inc.
Investor Relations
135 N. Los Robles Ave., 7th Floor
Pasadena, CA 91101
626.768.6000

To receive company news releases via email, please contact Investor Relations at the telephone number or address above or sign up at www.eastwestbank.com/investors.

Annual Meeting

The 2024 Annual Meeting of Stockholders will be held on May 24, 2024.

Formal notice of the meeting with a proxy card and proxy statement is being mailed to all stockholders of record as of April 1, 2024.

The proxy statement, annual report, and Form 10-K are available at www.eastwestbank.com/annual-report.

Independent Registered Public Accounting Firm
KPMG LLP

Exchange
NASDAQ: EWBC

Number of Shares Outstanding at December 31, 2023
140,027,367

Cover Art Concept

2023 was another milestone year for East West Bank, marking the first chapter of the next 50 years of our success. As we continue to serve as a financial bridge between the East and West, we are guided by the wisdom that, just like the strongest bridges, our success starts with a solid foundation. The 2023 East West Bank Annual Report cover design embodies the idea that strong foundations enable bright futures. A solid foundation is paramount to withstanding instabilities and achieving continued growth. The cover art highlights the synergy between stability and growth using bold, oversized geometric shapes to solidly ground the artistic design. The unique arrangement of distinct shapes and color generates an abstract expression of fundamental building blocks, alluding to a consistent and steadfast commitment to growth. Thoughtful placement of color and figures draws the eye up and down in a nod to the importance of our foundation and growth. Our future and the future of our customers shines bright as we focus on innovative ways to deliver a brighter future for our global community.

Evolving from humble beginnings across five decades and with a commitment to quality, East West Bank has emerged as a sophisticated, multinational pillar of the global financial industry. This year's annual report reflects on that success and looks ahead as we remain dedicated, committed, and available for our customers and communities for decades to come.



CORPORATE HEADQUARTERS

135 N. Los Robles Ave.
Pasadena, CA 91101

626.768.6000 | eastwestbank.com